I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above);

   [ ]    Merger

   [X]    Liquidation

   [ ]    Abandonment of Registration

         (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ]    Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Belstar Trust

3. Securities and Exchange Commission File No.: 811-21045

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

   [X]      Initial Application           [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code): 375 Park Avenue, Suite 3607, New York, NY 10152

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Martin Stein, Esq.
292 Madison Avenue, 20th Floor, New York, NY 10017, (212) 685-7600

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]: N/A

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

   [X]   Management company;

   [ ]   Unit investment trust; or

   [ ]   Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

   [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Voyager Advisors, LLC              Penn Capital Management Company, Inc.
375 Park Avenue, Suite 3607        Liberty View Building, Suite 210
New York, NY 10152                 457 Haddonfield Road
                                   Cherry Hill, NJ 08002

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12.  Provide  the name and  address of each  principal  underwriter  of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Charles Jordan & Co., LLC
5 Hanover Square, Suite 1200
New York, NY 10004

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes [X] No

     If Yes, for each UIT state:
             Name(s):

             File No.: 811-_______

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ] Yes [X] No

     If Yes, state the date on which the board vote took place:

     If No, explain: There are no directors

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ] Yes  [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: There are no shareholders and never was.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ] Yes  [X] No

         (a)  If  Yes,   list  the   date(s)   on  which  the  fund  made  those
distributions:

         (b) Were the distributions made on the basis of net assets?

     [ ] Yes  [ ] No

         (c) Were the distributions made pro rata based on share ownership?

     [ ] Yes  [ ] No

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         (d) If No to (b) or (c) above,  describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:
             Were any distributions to shareholders made in kind?

     [ ] Yes [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

     [ ] Yes [X] No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [ ] Yes [X] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed? None

         (b) Describe the relationship of each remaining shareholder to the fund: Fund never had any assets or shareholders

19. Are there any shareholders who have not yet received distribution in complete liquidation of their interests?

     [ ] Yes [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

     [ ] Yes [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes [X] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses: $3,000

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):$275 - filing fee to terminate Trust.

         (iv) Total expenses (sum of lines (i)-(iii) above):$3275

    (b) How were those expenses allocated?  N/A

    (c) Who paid those expenses?  Principals of the Trust.

    (d) How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes    [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes    [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes    [X] No

         If Yes, describe the nature and extend of those activities:

VI. Mergers Only

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26.       (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____________

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The  undersigned  states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of Belstar Trust (ii) he or she is the Attorney-in-fact of
                  -------------                       ----------------
                  (Name of Fund)                         (Title)

Belstar Trust, and (iii) all actions by shareholders, directors, and any
--------------
(Name of Fund)

other body necessary to authorize the undersigned to execute and file this Form

N-8F applications have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                             (Signature)


                                             /s/ Martin Stein
                                             Martin Stein